Crowdmed

BALANCE SHEET

As of September 30, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	28,692.73
PayPal 2	1,546.64
Wells Fargo	114,307.72
Total Bank Accounts	**$144,547.09**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Inventory Asset	600.00
LeadGenius PrePayment	10,000.00
Loan to Rebekah Castaneda	0.00
Rent Deposit	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$10,600.00**
Total Current Assets	**$155,647.09**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	20,348.00
Computer Rental	201.00
Total Computer & Technology	**20,549.00**
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$5,558.17**
TOTAL ASSETS	**$161,205.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex Gold (51002)	2,225.69
Brex	4,846.51
Total Credit Cards	**$7,072.20**

Crowdmed

BALANCE SHEET

As of September 30, 2019

	TOTAL
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-602,805.53
AZ Withholding	6,808.18
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	325,113.80
FICA Withholding	144,992.88
GA State Tax	16,531.07
NY City Tax	2,692.43
NY SDI	-28.80
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-28.80**
Total Other Current Liabilities	**$5,041.10**
Total Current Liabilities	**$12,113.30**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt Accrued Interest	346,940.00
Convertible Debt B	1,894,332.16
Total Long-Term Liabilities	**$4,671,564.60**
Total Liabilities	**$4,683,677.90**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-4,317,027.74
Shareholder Distribution	147.74
Treasury Stock	-3,250.60
Net Income	-220,002.89
Total Equity	**$ -4,522,472.64**
TOTAL LIABILITIES AND EQUITY	**$161,205.26**